VIA ELECTRONIC TRANSMISSION

May 27, 2024

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE:	CYPHERPUNK HOLDINGS INC.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the upcoming Annual and Special Meeting of Security Holders for the subject issuer:

1	ISIN:	CA2326621067

	CUSIP:	232662106

2	Date Fixed for the Meeting:	July 30, 2024

3	Record Date for Notice:	June 21, 2024

4	Record Date for Voting:	June 21, 2024

5	Beneficial Ownership Determination Date:	June 21, 2024

6	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	COMMON SHARES

7	Classes or Series of Securities that entitle the holder to vote at the meeting:	COMMON SHARES

8	Business to be conducted at the meeting:	Annual and Special

9	Notice-and-Access:
	Registered Shareholders:	NO
	Beneficial Holders:	NO
	Stratification Level:	Not Applicable

10	Reporting issuer is sending proxy-related materials directly to Non-Objecting Beneficial Owners:	YES

11	Issuer paying for delivery to Objecting Beneficial Owners:	YES

Yours truly,

TSX Trust Company

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